UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          OFFICIAL PAYMENTS CORPORATION
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   676235 10 4
                                 --------------
                                 (CUSIP Number)

                                James L. Bildner
                         1350 Treat Boulevard, Suite 250
                             Walnut Creek, CA 94596
                            Telephone: (925) 937-3950
                            Facsimile: (925) 937-3752

                                 With a copy to:

                              Bruce R. Deming, Esq.
                              Jack G. Martel, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                            Telephone: (415) 954-4400
                            Facsimile: (415) 954-4480
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30 , 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 676235 10 4

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Tier Technologies, Inc.
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    a) [ ]
    b) [X]
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)    WC

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization    California

--------------------------------------------------------------------------------
    Number of                            (7) Sole Voting Power              None
     Shares                             ----------------------------------------
  Beneficially                           (8) Shared Voting Power
    Owned By
      Each                                14,642,000
   Reporting                            ----------------------------------------
     Person                              (9) Sole Dispositive Power         None
      With                              ----------------------------------------
                                         (10) Shared Dispositive Power      None
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,642,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     63.8%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP No. 676235 10 4

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Kingfish Acquisition Corporation.*
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    a) [ ]
    b) [X]
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)    AF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
    Number of                            (7) Sole Voting Power              None
     Shares                             ----------------------------------------
  Beneficially                           (8) Shared Voting Power
    Owned By
      Each                                14,642,000
   Reporting                            ----------------------------------------
     Person                              (9) Sole Dispositive Power         None
      With                              ----------------------------------------
                                         (10) Shared Dispositive Power      None
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,642,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     63.8%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO

--------------------------------------------------------------------------------

     *Tier Technologies, Inc. ("Tier") and its wholly-owned subsidiary Kingfish Acquisition Corporation ("Purchaser") have entered into a Stockholders Agreement dated May 30, 2002, with certain stockholders of Official Payments Corporation ("OPC"), pursuant to which signatory stockholders have: (1) agreed to tender; (2) agreed to vote their shares of OPC common stock in favor of the merger and against certain competing transactions; and (3) granted to Tier and Purchaser an irrevocable proxy to vote their shares of OPC common stock in favor of the Merger and against certain competing transactions. Tier does not have any rights as a stockholder of OPC pursuant to the Stockholder Agreement.

Item 1.  Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") is related to the common stock, par value $0.01 per share (the "Shares" or the "OPC Common Stock"), of Official Payments Corporation ("OPC"). The principal executive offices of OPC are located at 3 Landmark Square, Stamford, CT 06901.

Item 2.  Identity and Background

(a)-(c) This Schedule 13D is filed by Tier Technologies, Inc., a California corporation ("Tier") and Tier's wholly-owned subsidiary Kingfish Acquisition Corporation, a Delaware corporation ("Purchaser"). The addresses of the principal business and principal offices of Tier and Purchaser is 1350 Treat Blvd., Suite 250, Walnut Creek, CA 94596. Tier is a vertically focused provider of end-to-end business solutions to national, multinational and public sector clients. It formulates, evaluates and implements solutions that allow clients to rapidly channel emerging technologies into their business operations. It combines its understanding of enterprise-wide systems with domain knowledge in four primary vertical markets-state and local government, healthcare, insurance and utilities. It focuses on markets that are driven by forces that make demand for its services non-discretionary and are likely to provide it with recurring long-term revenue streams. Purchaser is a wholly-owned subsidiary formed solely for the purpose of acquiring the common stock of OPC.

As a result of entering in the Stockholder Agreement described in Item 4 below, Tier may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 4 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Tier expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

To the best of Tier's and Purchaser's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Tier and Purchaser, as the case may be, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)-(e) During the last five years, neither Tier nor Purchaser, nor, to their best knowledge, any of the executive officers or directors of Tier or Purchaser, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The total amount of funds required by Purchaser to purchase all of the Shares pursuant to the Offer (as defined below) and the Merger (as defined below) is estimated to be approximately $74.2 Million, excluding related transaction fees and expenses. The Purchaser will acquire all such funds from Tier or from Tier's working capital, existing lines of credit or other internally generated funds.

Item 4.  Purpose of Transaction

     On May 30, 2002, Tier, Purchaser and OPC entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and which is specifically incorporated herein by reference.

     The Merger Agreement provides for the commencement no later than 7 business days after the public announcement of the Merger Agreement, by Purchaser of a cash tender offer (the "Offer") to purchase all of the outstanding Shares for $3.00 per Share ("the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, OPC.

     Provided sufficient Shares are acquired by Purchaser, and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into OPC (the "Merger"), with OPC continuing as the surviving corporation (the "Surviving Corporation") as a wholly-owned subsidiary of Tier. In the event Purchaser acquires at least 90% of the Shares, Purchaser will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware in order to effect the Merger. If Purchaser is unable to acquire 90% of the Shares, but acquires at least a majority of the outstanding Shares on a fully-diluted basis in the Offer and the Merger Agreement has not been terminated in accordance with its terms, OPC will hold a special stockholders meeting in order to obtain the approval necessary to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Tier and Purchaser and any of their subsidiaries and affiliates will be voted to approve the Merger. The purpose of the Merger is for Tier to acquire all Shares not purchased pursuant to the Offer.

     In contemplation of entering into the Merger Agreement, and in order to increase the likelihood that at least a majority of the Shares will be tendered in the Offer and the transactions contemplated by the Merger Agreement consummated, Tier and Purchaser entered into a Stockholders Agreement, dated as of May 30, 2002 (the "Stockholder Agreement), with certain stockholders of OPC (each, a "Stockholder"). The following summarizes the Stockholder Agreement. This summary is not a complete description of the Stockholder Agreement and is qualified in its entirety by reference to the Stockholder Agreement, which is filed as Exhibit 2 hereto and which is specifically incorporated herein by reference.

     Pursuant to the Stockholders Agreement, each Stockholder has agreed to tender in the Offer all Shares owned beneficially and of record by him, her or it. Each Stockholder has also agreed, among other things, to vote his or her Shares in favor of the Merger and the Merger Agreement and against certain alternative takeover proposal. Each Stockholder has also granted to Tier or any of their nominees, an irrevocable proxy to vote such Stockholder's Shares in respect of any matter related to the approval and adoption of the Merger and the Merger Agreement at every meeting of the stockholders of OPC, however called (the "Proxy").

     Identified below are the names of each Stockholder, the number of Shares owned by each such Stockholder in which Tier or the Purchaser may be deemed to have beneficial ownership because of the Proxy and the form of Stockholder Agreement executed by each such Significant Holder:

         Name/Entity                             Total Shares of Common Stock

         Comerica Incorporated                            12,000,000
         Beranson Holdings, Inc.                           2,642,000
         Michaella Stern                                           *

     * excludes 199,252 stock options

     Following the Merger, Tier currently intends to operate OPC as a wholly-owned subsidiary of Tier. Tier has begun, and intends to continue, a review of OPC and its assets, corporate structure, capitalization, operations, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of OPC with Tier and its affiliates. Tier expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments.

     Following the purchase of Shares in the Offer, Tier and Purchaser expect to consummate the Merger. If the Merger takes place, OPC will no longer be publicly owned. Even if for some reason the Merger does not take place, if Purchaser purchases all of the tendered Shares, they may be so few remaining stockholders and publicly held Shares that (i) the Shares may no longer be eligible to be quoted and traded on the Nasdaq Stock Market or any other securities market or exchange, (ii) there may not be any public trading market for the Shares, and
(iii) OPC may no longer be required to make filings with the Securities and Exchange Commission (the "SEC") or otherwise cease being required to comply with the SEC rules relating to publicly held companies. In any event, Tier and Purchaser intend to cause OPC to seek delisting of the Shares from Nasdaq and to cause OPC to apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) Pursuant to the Proxy contained in the Stockholder Agreement described in Item 4, Tier possesses shared power to direct certain votes of 14,642,000 Shares held by the Stockholders, and Tier thus may be deemed to beneficially own such Shares, which constitute approximately 63.8% of the issued and outstanding Shares as of May 30, 2002. Neither Tier nor Purchaser currently hold any outstanding Shares. Neither Tier nor Purchaser, nor, to the best of their knowledge, any executive officer or director of Tier is the "beneficial owner" of any Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

     (c) Neither Tier nor Purchaser, nor, to the knowledge of Tier or Purchaser, any executive officer or director of Tier or Purchaser, as the case may be, has engaged in any transaction in any Shares during the sixty-day period immediately preceding the date hereof.

     (d)-(e) Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Stockholders Agreement set forth above in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Items 3 through 5, are hereby incorporated by reference. Copies of the Merger Agreement and the Stockholder Agreement are included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D. To the best of Tier's and Purchaser's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons names in
Item 2 above and between any such persons and any person with respect to any securities of OPC.

Item 7.  Material to Be Filed as Exhibits

     The following are filed herewith as exhibits to this Schedule 13D:

     1. Agreement and Plan of Merger dated as of May 30, 2002 by and among Tier Technologies, Inc., Kingfish Acquisition Corporation and Official Payments Corporation.

     2. Stockholders Agreement dated as of May 30, 2002, by and among Tier Technologies, Inc., Kingfish Acquisition Corporation, Comerica Incorporated, Beranson Holdings, Inc. and Michaella Stern.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 2002

Tier Technologies, Inc.

By:  /s/ James L. Bildner
     --------------------
     Name: James L. Bildner
     Title: Chairman of the Board and Chief Executive Officer


Kingfish Acquisition Corporation

By:  /s/ James L. Bildner
     --------------------
     Name: James L. Bildner
     Title: Chief Executive Officer and President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   APPENDIX I

                                      Directors and Executive Officers of Tier Technologies, Inc.

Name, Employer and Address                   Title, Present Principal Occupation or Employment                Citizenship
--------------------------                   -------------------------------------------------                -----------
James L. Bildner                             Director, Chairman of the Board and Chief Executive Officer          USA
  Tier Technologies, Inc.                      of Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

Laura B. DePole                              Senior Vice President, Chief Financial Officer, Secretary and        USA
  Tier Technologies, Inc.                      Treasurer of Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA 95496

James R. Weaver                              President of Tier Technologies, Inc.                                 USA
  Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

Stephen McCarty                              Senior Vice President, Human Resources Management of                 USA
  Tier Technologies, Inc.                      Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

Harry W. Wiggins                             Senior Vice President and General Manager of Government              USA
  Tier Technologies, Inc.                      Services of Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

David Laidlaw                                President, International Operations of Tier Technologies, Inc.    Australia
  Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

Richard E. Kristensen                        President, US Commercial Services of Tier Technologies, Inc.         USA
  Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

Barbara M. Pivnicka                          Senior Vice President and Chief Marketing Officer of                 USA
  Tier Technologies, Inc.                      Tier Technologies, Inc.
  1350 Treat Boulevard, Suite 250
  Walnut Creek, CA  95496

Charles W. Berger                            Director of Tier Technologies, Inc., President and Chief             USA
  Vicinity Corporation                         Executive Officer of Vicinity Corporation, a provider
  370 San Aleso Avenue                         of enterprise location services, since December 2001.
  Sunnyvale, CA  94085                         Before that time, Mr. Berger was managing director of
                                               Volatilis, LLC, a private investment and aviation services firm.

Samuel Cabot III                             Director of Tier Technologies, Inc. and Chairman of the Board        USA
  Samuel Cabot Inc.                            and President of Samuel Cabot Inc., a manufacturer and
  100 Hale Street                              marketer of premium quality exterior stains and
  Newburyport, MA 01950                        architectural coatings.

Morgan Guenther                               Director of Tier Technologies, Inc. and  President of               USA
  TiVo Inc.                                     TiVo, Inc., a technology firm specializing in the
  2160 Gold Street                              creation of personalized television services.
  Alviso, CA  95002

Ronald L. Rossetti                            Director of Tier Technologies, Inc. and President of                USA
  Riverside Capital Partners, Inc.              Riverside Capital Partners, Inc., a venture capital
  120 Oaks Plantation Road                      investment firm.
  St. Helena Island, South Carolina 29920

William Van Faasen                            Director of Tier Technologies, Inc. and  President and              USA
  Blue Cross and Blue Shield                    Chief Executive Officer of Blue Cross/Blue Shield of
  of Massachusetts, Inc.                        Massachusetts, Inc.
  Landmark Center
  401 Park Drive
  Boston, MA  02215

Mary Agnes Wilderotter                        Director of Tier Technologies, Inc. and President and Chief         USA
  Wink Communications, Inc.                     Executive Officer of Wink Communications, Inc., a
  1001 Marina Village Parkway                   provider of enhanced broadcasting and e-commerce
  Alameda, CA  94501                            services on television.

                                 Directors and Executive Officers of Kingfish Acquisition Corporation

Name, Employer and Address                   Title, Present Principal Occupation or Employment                Citizenship
--------------------------                   -------------------------------------------------                -----------
James L. Bildner                             Director, Chief Executive Officer and President of                   USA
  Tier Technologies, Inc.                      Kingfish Acquisition Corporation and Director, Chairman
  1350 Treat Boulevard, Suite 250              of the Board and Chief Executive Officer of Tier
  Walnut Creek, CA  95496                      Technologies, Inc.

Laura B. DePole                              Secretary and Treasurer of Kingfish Acqusition Corporation           USA
  Tier Technologies, Inc.                      and Senior Vice President, Chief Financial Officer,
  1350 Treat Boulevard, Suite 250              Secretary and Treasurer of Tier Technologies, Inc.
  Walnut Creek, CA 95496